CARDO PRESS RELEASE

02 AUG -6

02049045

SUPPL

Cardo sells Rail business area

Cardo has entered into an agreement on the sale of the wholly owned Cardo Rail business area to Vestar Capital Partners. The selling price is approximately SEK 2 billion for the company free from debt, generating a tax-free capital gain of approximately SEK 345 million.

In April, Cardo entered into a preliminary agreement with Vestar Capital Partners that Vestar would acquire Cardo Rail from Cardo. A definitive sale and purchase agreement has now been signed, as a result of which Vestar, through a company newly established for the purpose, will take over Rail's business as soon as the deal has been closed. The deal, which is expected to close during the month of September, is conditional upon the approval of the competition authority and on Vestar receiving final financing.

"Through the sale of Rail, we are gaining a strong balance sheet and freeing up capital for an expansion in our other business areas, Door and Pump. Both operate in sectors with considerable aftermarket potential and good growth opportunities via acquisitions," says Cardo's president and CEO Kjell Svensson.

In the rail industry, the number of subcontractors has been considerably reduced during the past decade. Cardo has been one of the most active companies in the restructuring that has occurred on the brake front by means of, among other things, a large number of acquisitions with a view to achieving a leading position as a supplier of complete brake systems, marketed under the SAB WABCO trademark. Since 1988, Rail's turnover has risen from approximately SEK 450 million to SEK 2.7 billion.

"As a result of the structuring of the industry that has been carried out, Rail's acquisition potential principally lies within, for us, new product areas," says Kjell Svensson.

Vestar is a leading private equity firm. Founded in 1988, Vestar has offices in Paris, Milan, New York, and Denver, and currently manages approximately USD 4 billion of capital. The firm has substantial investment experience across a wide range of industries and a long history of investment in the railway supply sector.

"We have found an ownership solution for Rail that allows continued development potential for the business and which I judge to be good for both customers and employees," says Kjell Svensson.

Financial effects
The selling price is approximately SEK 2 billion for the company free from debt, generating a tax-free capital gain of approximately SEK 345 million, which is equivalent to earnings per share of approximately SEK 11.50. The selling price will be paid by the purchaser taking over existing loans within Rail, paying approximately SEK 1.2 billion cash for the shares on the day of taking possession and issuing a warrant that gives Cardo the right at any time prior to December 31 2020 to acquire 5 percent of the shares in the acquiring company at their nominal value. The present value of the warrant has been estimated at SEK 10 million.

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Cardo AB (publ), Roskildevägen 1, Box 486, SE-201 24 Malmö, Sweden
Tel +46 40 35 04 00 • Fax +46 40 97 64 40
www.cardo.se

Basing calculations on the previous year's earnings, and computing interest on proceeds of the sale, the whole-year effect of the sale of Rail would have resulted in a reduction of group earnings per share by slightly more than SEK 1.

After the sale, the group will have net liquid funds of approximately SEK 500 million and an equity ratio of slightly more than 60 percent.

Malmö, Sweden, July 25 2002

Cardo AB (publ)

For further information, please contact:
Kjell Svensson, President and CEO, phone +46 40 35 04 53, +46 40 35 04 00
Göran Axeheim, Executive Vice President and CFO, phone +46 40 35 04 42, +46 40 35 04 00
Christer Roskvist, Head of Public Relations, phone +46 40 35 04 25, +46 40 35 04 00

Cardo is an international engineering group with a turnover of SEK 10.8 billion in 2001. Cardo holds a strong position in the markets for doors, pumps and rail-vehicle brake systems. Cardo has subsidiaries in about 30 countries with the focal point resting in western Europe, and roughly 8,000 employees.